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                           February 24, 2023

       Howard Marks
       Chief Executive Officer
       StartEngine Crowdfunding, Inc.
       4100 West Alameda Avenue, Suite 300
       Burbank, CA 91505

                                                        Re: StartEngine
Crowdfunding, Inc.
                                                            Post-Qualification
Amendment to Form 1-A
                                                            Filed February 13,
2023
                                                            File No. 024-11806

       Dear Howard Marks:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Jamie Ostrow, Esq.